713.332.8475 (Direct)
terry.sanford@carriageservices.com
April 16, 2010
Via Electronic Filing: Label: Corresp
Ms. Celeste M. Murphy
Legal Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Carriage Services, Inc. Form 10-K for the Year ended December 31, 2009 Filed March 5, 2010 File No. 333-162408
Dear Ms. Murphy:
     On behalf of Carriage Services, Inc. (which is referred to as “we”, “our” or the “Company”), we are responding to your request for more information posed to the Company’s Chief Executive Officer, Melvin C. Payne, by letter dated April 9, 2010, regarding our inadvertent failure to timely file a registration statement on Form S-8 with respect to the issuance of shares of our common stock purchased by participants in the Carriage Services 2007 Employee Stock Purchase Plan (“ESPP”). Specifically, you requested that we provide an analysis and “the reasoning behind management’s conclusion that the company’s disclosure controls and procedures were effective.” You further questioned “how the failure to file a registration statement, especially for such an extended period, leads to the conclusion that the company’s disclosure controls and procedures are effective.”
3040 Post Oak Boulevard Suite 300 Houston, Texas 77056 Phone (713) 322-8475

Ms. Celeste M. Murphy
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
April 16, 2010

     First, we wish to clarify that we are not currently claiming that the procedures and internal controls in place in late 2007 were completely effective. Admittedly, the fact that the company failed to file the necessary registration statement for the 2007 ESPP prior to the time that shares were issued under the 2007 ESPP demonstrates that the company had deficiencies at that time. We have concluded and disclosed in our Form 10-K for the year ended December 31, 2009, however, that the deficiencies have been corrected and that the current disclosure controls and internal procedures are effective.
     As our counsel discussed with you previously by telephone, since the time the ESPP was approved, the company has undergone significant management changes as well as a change in outside counsel. The company’s procedures did not include at that time procedures that would address filings that might be needed during a transition period.
     After the discovery of the inadvertent failure to file the registration statement regarding the ESPP, we reviewed all of our previous filings to ensure compliance with our reporting obligations under the Exchange Act and found that all other necessary registration statements (whether on Forms S-1, S-3, S-4, S-8 or otherwise) were on file with the Securities and Exchange Commission (“SEC”). We discussed our internal processes with KPMG and have implemented additional controls to provide reasonable assurance that all filings will occur timely. One such new control is the implementation of a checklist each quarter regarding all filings and stock issuances. The checklist will be prepared and completed by me as the Chief Financial Officer, compared against all board minutes, and reviewed with the General Counsel to ensure that the company has met all of its reporting obligations under the Exchange Act. That checklist will be shared with KPMG for their review.
     As a result of our review process and the implementation of the new controls procedures, we believe that failure to file the S-8 with regard to the ESPP would not have occurred had the current procedures been in place. We therefore concluded that our current disclosure controls and internal procedures are effective.

Ms. Celeste M. Murphy
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
April 16, 2010

In connection with our correspondence, we acknowledge that:
•	We are responsible for the timeliness, adequacy and accuracy of our filings and the disclosure in our filings;

•	Staff comments or changes in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
In addition, please note that the submission of this correspondence is without prejudice to, and with full reservation of, all privileges, rights, and protections that may apply, including the attorney-client privilege and work product doctrine.
Please do not hesitate to contact me at 713.332.8475 if you should have any questions or comments with regard to these responses.

Very truly yours,

By:	/s/ Terry E. Sanford Terry E. Sanford
Executive Vice President and Chief Financial Officer

cc:	Mr. Vincent D. Foster, Chairman of the Audit Committee
Mr. Melvin C. Payne, Chief Executive Officer
Mr. J. Bradley Green, Executive Vice President and General Counsel
Mr. Bryce D. Linsenmayer, Haynes and Boone, LLP
Mr. Ty W. Moore, KPMG LLP